Kara Water, Inc.



ANNUAL REPORT

260 Madison Ave, 8th Floor

New York, NY 10016

(934) 867-9387

http://karawater.com/

This Annual Report is dated April 29, 2025.

BUSINESS

Company Overview

Kara Water is an award-winning technology company with the vision to become the global leader in air-to-water products, which create water from the humidity in the air. After going viral with a first-generation product, Kara Pure, Kara Water is the prefered brand of indoor air-to-water products. The future use of air-to-water is limitless from drinking water, beverages, gardens, plants, agriculture, bathrooms to our use of anything related to Earth's most importance substance - water.

Kara Water operates in a total addressable market worth approximately $447.5 billion. Kara Water is targeting the $346 billion global bottled water market, $5.6 billion domestic coffee machine market, $38.1 billion coffee pod market, and a global water purifier market projected to reach $56 billion by 2028.

Business Model

Kara Water designs, manufactures and sells innovative air-to-water products, which produce drinking water and other beverages. Our new mass market countertop model is a dual purposed air-to-water dispenser and coffee machine. Kara Water also sells filters and coffee pods.

The company has established mass production and a full supply chain system. The company has received CE certification for its flagship product - Kara Pure - on January 2nd 2025. CE marking indicates that a product has been assessed by the manufacturer and deemed to meet EU safety, health, and environmental protection requirements. It is required for products manufactured anywhere in the world that are then marketed in the EU.

Corporate Structure

Kara Water, Inc. was initially organized as a Delaware corporation on July 28, 2020. On December 16, 2020, Kara Atmosphereic Water, Inc., a New York corporation, merged with and into Kara Water, Inc. under the name of Kara Water, Inc., a Delaware Corporation.

Intellectual Property

The company has three issued patents, two issued trademarks in different stages of approval. We have one patent pending.

Previous Offerings

Type of security sold: Convertible Note

Final amount sold: $230,000.00

Use of proceeds: Fulfillment, Marketing, G&A

Date: February 08, 2021

Offering exemption relied upon: 506(b)

Type of security sold: Convertible Note

Final amount sold: $180,000.00

Use of proceeds: Fulfillment, Marketing, G&A

Date: April 07, 2022

Offering exemption relied upon: 506(b)

Type of security sold: Convertible Note

Final amount sold: $388,000.00

Use of proceeds: Fulfillment, Marketing, G&A

Date: January 14, 2023

Offering exemption relied upon: 506(b)

Type of security sold: Convertible Note

Final amount sold: $250,000.00

Use of proceeds: Fulfillment, Marketing, G&A

Date: October 22, 2024

Offering exemption relied upon: 506(b)

Name: Class B Common Stock

Type of security sold: Equity

Final amount sold: $1,212,750.89

Number of Securities Sold: 707,185

Use of proceeds: Sales and Marketing of Kara Pure, Product Development, General and Administrative

Date: March 08, 2025

Offering exemption relied upon: Regulation CF

Name: Class B Common Stock

Type of security sold: Equity

Final amount sold: $414,816.66

Number of Securities Sold: 238,896

Use of proceeds: Sales and Marketing of Kara Pure, Product Development, G&A

Date: March 08, 2025

Offering exemption relied upon: Regulation CF

Name: Class B Common Stock

Type of security sold: Equity

Final amount sold: $0.00

Number of Securities Sold: 6,537

Use of proceeds: Sales and Marketing of Kara Pure, Product Development, G&A

Date: March 08, 2025

Offering exemption relied upon: Section 4(a)(2)

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2024 Compared to 2023

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2023 was $714,166 compared to $824,253 in fiscal year 2024.

The increase was due to higher product sales, likely driven by improved marketing efforts and expanded distribution.

Cost of sales

Cost of Sales for fiscal year 2023 was $468,035 compared to $428,698 in fiscal year 2024.

The decrease was due to improved cost efficiencies and potentially better sourcing or production methods.

Gross margins

Gross margins for fiscal year 2024 were 48%, compared to 45% in fiscal year 2023.

The increase was due to lower cost of sales combined with increased revenue, indicating better operational efficiency and pricing strategy.

Expenses

Expenses for fiscal year 2023 were $580,876 compared to $795,603 in fiscal year 2024.

The increase was due to higher general & administrative expenses and expanded sales and marketing efforts to support revenue growth.

Historical results and cash flows:

The Company is currently in the initial production stage and is revenue generating. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future because we are committed to developing new products and continuing sales of our first generation product, Kara Pure. Past cash was primarily generated through sales. Our goal is to begin delivering our new product- Kara Pod- in 2025, therefore increasing overall sales.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $278,381.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: 2021 Convertible Note

Amount Owed: $210,000.00

Interest Rate: 8.0%

Maturity Date: December 31, 2025

Creditor: 2022 Convertible Note

Amount Owed: $200,000.00

Interest Rate: 8.0%

Maturity Date: December 31, 2025

Creditor: 2023 Convertible Note

Amount Owed: $388,000.00

Interest Rate: 8.0%

Maturity Date: December 31, 2025

Creditor: 2024 Convertible Note

Amount Owed: $250,000.00

Interest Rate: 8.0%

Maturity Date: December 31, 2025

Creditor: Shopify Capital Loan

Amount Owed: $33,394
Interest Rate: 15.28%

Maturity Date: October 04, 2025

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Cody Soodeen

Cody Soodeen's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer, Principal Accounting Officer, Director

Dates of Service: April, 2017 - Present

Responsibilities: Cody is leads the mission of Kara Water and is the sole executive and principal financial officer. He receives an annual salary of $84,000. He currently owns about 42% of the company equity.

Other business experience in the past three years:

Employer: Handel Architects

Title: BIM Manager

Dates of Service: August, 2021 - August, 2022

Responsibilities: Cody handled management, transmission, and education of BIM practices within the San Francisco office.

Name: Michael Di Giovanna

Michael Di Giovanna's current primary role is with Drive Time. Michael Di Giovanna currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: April, 2017 - Present

Responsibilities: Michael serves on the board of directors. He does not receive compensation. He currently owns about 8% of the company's equity.

Other business experience in the past three years:

Employer: Drive Time

Title: Senior Sales Advisor

Dates of Service: December, 2020 - Present

Responsibilities: Michael sells and finances vehicles to customers.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Common Stock

Stockholder Name: Cody Soodeen

Amount and nature of Beneficial ownership: 3,666,000

Percent of class: 42.16

Title of class: Class A Common Stock

Stockholder Name: William Irvine

Amount and nature of Beneficial ownership: 3,142,000

Percent of class: 36.14

RELATED PARTY TRANSACTIONS

Name of Entity: Bill Irvine

Relationship to Company: Advisor, Shareholder

Nature / amount of interest in the transaction: Bill entered into Convertible Promissory Notes.

Material Terms: The amount totals $110,000. The maturity date is 12/31/2025 with an interest rate of 8%.

Name of Entity: Colin Paterson

Relationship to Company: Shareholder

Nature / amount of interest in the transaction: Colin entered into Convertible Promissory Notes.

Material Terms: The amount totals $20,000. The maturity date is 12/31/2025 with an interest rate of 8%.

OUR SECURITIES

The company has authorized Class A Common Stock, Class B Common Stock, and Convertible Promissory Notes, as amended. As part of the Regulation Crowdfunding raise, the Company will be offering up to 533,751 of Class B Common Stock.

Class A Common Stock

The amount of security authorized is 17,040,000 with a total of 8,694,150 outstanding.

Voting Rights

One vote per share.

Material Rights

1. Redemption. The Class A Common Stock is not mandatorily redeemable.

2. Voting Rights and Powers. Each holder of Class A Common Stock shall be entitled to one vote per share of Class A Common Stock, to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation and shall be entitled to vote upon such matters and in such manner as may be provided by law. The number of authorized shares of Class A Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions

of Section 242(b)(2) of the General Corporation Law.

Class B Common Stock

The amount of security authorized is 7,960,000 with a total of 946,065 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

1. Redemption. The Class B Common Stock is not mandatorily redeemable.

2. Voting Rights and Powers. Except as required by law or expressly provided in this Amended and Restated Certificate, the Class B Common Stock shall be nonvoting and the holders thereof shall have no voting rights with respect thereto. The number of authorized shares of Class B Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

Convertible Promissory Notes, as amended

The security will convert into Preferred stock and the terms of the Convertible Promissory Notes, as amended are outlined below:

Amount outstanding: $1,298,000.00

Maturity Date: December 31, 2025

Interest Rate: 8.0%

Discount Rate: 20.0%

Valuation Cap: $10,000,000.00

Conversion Trigger: Change of control event or Next Equity Financing (as defined below)

Material Rights

The notes were issued under a master promissory note agreement and have the same terms and conditions. Further, interest shall accrue on the notes from the date of the individual promissory note at a rate of 4% per year and is computed as simple interest on the basis of 365 days per year. In September of 2023, the Company amended the convertible notes to increase the rate to 8% per annum from 4% per annum. At a change of control event or the Next Equity Financing, all interest on the notes are deemed to have stopped accruing as of a date selected by the Company that is up to 10 days prior to the signing of the definitive agreement for such change of control or Next Equity Financing.

Next Equity Financing: The outstanding principal and any accrued but unpaid interest under the aforementioned convertible notes shall be converted into equity securities at the initial closing of the Company's next sale of preferred stock in a single transaction or a series of related transactions yielding gross proceeds to the Company of at least $2,000,000, including conversion of the Notes and other outstanding convertible notes, safes or equity certificates.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company. Our business projections are only projections The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment. Any valuation is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. The Company may undergo a future change that could affect your investment The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company. Your information rights are limited with limited post-closing disclosures The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security. Management's Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Reliance on a single service or product All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure. Supply Chain and Logistics Risks The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation. Quality and Safety of our Product and Service The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use. Minority Holder; Securities with No Voting Rights The Class B Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate. Our new product could fail to achieve the sales projections we expect Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future. We are an early stage company operating in a new and highly competitive industry The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future. Intense Market Competition The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success. Vulnerability to Economic Conditions Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company's has patents, trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment. We rely on third parties to provide services essential to the success of our business Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers. Economic and market conditions The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results. Force majeure events The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results. Adverse publicity The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results. Changes in the political, social and economic conditions of our markets may negatively impact our operating results. Our operations rely upon a third party that operates in China. Any changes that may affect our ability to do business could impair our production. Limitations imposed by environmental and other regulatory requirements may negatively impact our operating results. Any environmental or other regulatory rulings that impact our air-to-water system could affect our ability to manufacture and sell our product(s). Our Strategic Relationships Vary between Companies Kara Water has entered into partnership relationships with several companies. The partnership relationship varies between companies and can include the following: inclusion on a preferred vendor list, invitations to participate in certain forums; listing on the other company's website, placement at the other company's location, and introductions and networking opportunities. At this point, we may be using the partnership relationship to expand the knowledge regarding our product and opening up networking opportunities. Currently, not all of these relationships involve the purchase or sale of our current and future products.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 29, 2025.

Kara Water, Inc.

By   /s/ *Cody Soodeen*

     Name: Kara Water, Inc.

     Title: Chief Executive Officer, Principal Accounting Officer, Director

Exhibit A

FINANCIAL STATEMENTS

Kara Water Inc.

AUDITED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2024, AND 2023

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS



INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Kara Water Inc.
Wilmington, Delaware

Opinion

We have audited the financial statements of Kara Water Inc. (the "Company"), which comprise the balance sheets as of December 31, 2024, and December 31, 2023, and the related statements of operations, changes in stockholders' equity, and cash flows (collectively, the "financial statements") for the period ending December 31, 2024, and December 31, 2023, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and December 31, 2023, and the result of its operations and its cash flows for the period ending December 31, 2024, and December 31, 2023, in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events considered in the aggregate that raise substantial doubt about the Company's ability to continue as a going concern for a period of twelve months from the date of issuance of these financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and, therefore, is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart Accountancy Corp.

March 31, 2025
Los Angeles, California

KARA WATER INC.
BALANCE SHEETS

As of December 31,	2024	2023
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 278,381	$ 5,195
Inventory	131,176	317,702
Prepaids and Other Current Assets	222,129	55,313
Total Current Assets	**631,686**	**378,210**
Fixed Assets	80,335	-
Intangible Assets	107,942	116,995
Total Assets	**$ 819,962**	**$ 495,206**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$ 43,385	$ 41,921
Credit Cards	79	62,092
Forward Financing	33,394	3,870
Deferred Revenue	502,341	939,417
Accrued Expenses	52,886	-
Other Current Liabilities	15,783	12,249
Accrued Interest on Convertible Notes	112,682	-
Convertible Note, current portion	1,048,000	-
Total Current Liabilities	**1,808,551**	**1,059,550**
Accrued Interest on Convertible Notes	-	48,281
Convertible Note, net of current portion	-	798,000
Total Liabilities	**1,808,551**	**1,905,830**
STOCKHOLDERS' EQUITY		
Common Stock, $0.0001 par, 10,000,000 shares authorized, 0 shares issued and outstanding as of December 31, 2024 and 2023, respectively	-	-
Common Stock Class A, $0.0001 par, 11,040,000 shares authorized 8,964,150 shares issued and outstanding as of December 31, 2024 and 2023, respectively	1	1
Common Stock Class B, $0.0001 par, 960,000 shares authorized, 657,056 and 0 shares issued and outstanding as of December 31, 2024 and 2023, respectively	66	-
Additional Paid in Capital	889,303	-
Accumulated Deficit	(1,877,959)	(1,410,625)
Total Stockholders' Equity	**(988,589)**	**(1,410,624)**
Total Liabilities and Stockholders' Equity	**$ 819,962**	**$ 495,206**

See accompanying notes to financial statements.

For the Year Ended December 31,		2024		2023
(USD $ in Dollars)				
Net Revenue	$	824,253	$	714,166
Cost of Goods Sold		428,698		468,035
Gross Profit		**395,555**		**246,131**
Operating Expenses				
General and Administrative		599,519		416,262
Selling and Marketing		196,084		164,613
Total Operating Expenses		**795,603**		**580,876**
Net Operating Loss		**(400,048)**		**(334,744)**
Interest Expense		68,239		54,362
Other Income		(952)		(3,039)
Loss Before Provision for Income Taxes		**(467,334)**		**(386,067)**
Provision/(Benefit) for Income Taxes				-
Net Loss	$	**(467,334)**	$	**(386,067)**

See accompanying notes to financial statements.

KARA WATER INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(USD $ in Dollars)	Common Stock Shares	Amount	Common Stock Class A Shares	Amount	Common Stock Class B Shares	Amount	Additional Paid In Capital	Accumulated Deficit	Total Stockholders' Equity
Balance—December 31, 2022	8,694	$ 1	-	$ -	-	$ -	$ -	$ (1,010,162)	$ (1,010,161)
Forward Stock Split 1,000-for-1	(8,694)	(1)	8,694,150	1	-	-	-	-	-
Prior Period Adjustment	-	-	-	-	-	-	-	(14,396)	(14,396)
Net Loss	-	-	-	-	-	-	-	(386,067)	(386,067)
Balance—December 31, 2023	-	$ -	8,694,150	$ 1	-	$ -	$ -	$ (1,410,625)	$ (1,410,624)
Issuance of Common Stock, net of issuance cost	-	-	-	-	657,056	66	889,303	-	889,369
Net Loss	-	-	-	-	-	-	-	(467,334)	(467,334)
Balance—December 31, 2024	-	$ -	8,694,150	$ 1	657,056	$ 66	$ 889,303	$ (1,877,959)	$ (988,589)

See accompanying notes to financial statements.

KARA WATER INC.
STATEMENTS OF CASH FLOWS

For the Year Ended December 31,		2024		2023
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net Loss	$	(467,334)	$	(386,067)
Adjustments to Reconcile Net Loss to Net Cash Used In Operating Activities				
Depreciation		12,966		-
Amortization of Intangibles Assets		9,054		9,054
Prior Period Adjustments		-		(14,396)
PIK Interest Expense		64,401		33,645
Changes in Operating Assets and Liabilities:				
Inventory		186,526		264,953
Prepaids and Other Current Assets		(166,816)		(37,586)
Accounts Payable		1,464		(97,622)
Credit Cards		(62,013)		19,965
Deferred Revenue		(437,076)		(277,697)
Accrued Expenses		52,886		-
Other Current Liabilities		3,534		10,652
Net Cash Used In Operating Activities		**(802,408)**		**(475,099)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchase of Fixed Assets		(93,300)		-
Net Cash Used in Investing Activities		**(93,300)**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Forward Financing		29,525		3,870
Borrowing on Convertible Notes		250,000		373,000
Issuance of Common Stock, net of issuance cost		889,369		-
Net Cash Provided by Financing Activities		**1,168,894**		**376,870**
Change in Cash & Cash Equivalents		**273,186**		**(98,230)**
Cash & Cash Equivalents —Beginning of The Year		5,195		103,425
Cash & Cash Equivalents—End of The Year	$	**278,381**	$	**5,195**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash Paid During the Year for Interest	$	-	$	12,087

See accompanying notes to financial statement

1.   NATURE OF OPERATIONS

Kara Water Inc. was formed in Delaware on July 28, 2020. The financial statements of Kara Water Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Wilmington, Delaware.

The Company manufactures and sells air-to-water dispensers and associated products. The company's vision is to be the global leader in commercializing regenerative solutions for water and other similar goods.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

 Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2024, and December 31, 2023, the Company's cash and cash equivalents do not exceed FDIC-insured limits.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred, and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal, and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which are generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Accounts Receivable

Accounts receivable are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience, and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instrument – Credit Losses.". This ASU, and the related ASUs issued subsequently by the FASB, introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases, and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information, and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as the Company's customers are direct consumers and pay at the time of purchase. As of December 31, 2024, and 2023, the Company determined an allowance for an expected credit loss of $0.

Inventories

Inventories are valued at the lower of cost or net realizable value. Inventories include costs for raw materials and finished goods, which are determined using a weighted-average costing method.

Intangible Assets

Intangible assets with finite lives, including patents, trademarks, and development-phase R&D costs (incurred after passing technical and economic feasibility), are amortized on a straight-line basis over their estimated useful lives.

Income Taxes

Kara Water Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five-step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized at the point in time when control of the goods is transferred to the customer, which typically occurs at the following times:

- Online Sales: Revenue is recognized at a point-in-time when the goods are delivered to the customer and the Company satisfies its primary performance obligation.

Cost of Sales

Cost of sales includes the cost of retail products, raw materials and ingredients, packing materials, freight and delivery, and other variable and fixed overheads.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses) approximates fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising & Promotional Costs

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2024, and December 31, 2023, amounted to $144,479 and $141,239, which is included in sales and marketing expenses.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 31, 2025, which is the date the financial statements were issued.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following items:

As of December 31,	2024	2023
Accounts Receivable	-	32,274
Convertible Notes Receivable	12,000	15,000
Prepaid Expenses	190,805	-
Other Receivables	19,324	8,039
Prepaids and Other Current Assets	$ 222,129	$ 55,313

Other current liabilities consist of the following items:

As of December 31,	2024	2023
Tax Payable	15,783	12,249
Total Other Current Liabilities	$ 15,783	$ 12,249

Inventory consists of the following items:

As of December 31,	2024	2023
Kara Pure Device	28,000	265,000
Filters & Other Materials On Hand	103,176	52,702
Total Inventory	$ 131,176	$ 317,702

4.   INTANGIBLE ASSETS

As of December 31, 2024, and December 31, 2023, intangible asset consists of:

As of December 31,	2024	2023
Capitalized Research and Development	$ 135,103	$ 135,103
Intangible Assets, at cost	135,103	135,103
Accumulated Amortization	(27,161)	(18,107)
Intangible Assets, net	$ 107,942	$ 116,995

Amortization expenses for the fiscal year ended December 31, 2024, and 2023 were in the amount of $9,054 and $9,054, respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2024:

Period	Amortization Expense
2025	$ 9,054
2026	9,054
2027	9,054
2028	9,054
2029	9,054
Thereafter	62,673
Total	$ 107,942

5.   CONVERTIBLE NOTES

The Company has issued convertible loan notes to various lenders. Details of Convertible Notes issued and outstanding are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	As of December 2024			As of December 2023		
					Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
2021 Convertible Note	$ 210,000	8.00%	2021	2025	$ -	$ 210,000	$ 210,000	$ -	$ 210,000	$ 210,000
2022 Convertible Note	200,000	8.00%	2022	2025	-	200,000	200,000	-	200,000	200,000
2023 Convertible Note	388,000	8.00%	2023	2025	-	388,000	388,000	-	388,000	388,000
2024 Convertible Note	250,000	8.00%	2024	2025	-	250,000	250,000	-	-	-
Total					$ -	$ 1,048,000	$ 1,048,000	$ -	$ 798,000	$ 798,000

The notes were issued under a master promissory note agreement and have the same terms and conditions. Further, interest shall accrue on the notes from the date of the individual promissory note at a rate of 4% per year and is computed as simple interest on the basis of 365 days per year. In September of 2023, the Company amended the convertible notes to increase the rate to 8% per annum from 4% per annum.

Each note will be convertible into Conversion Shares pursuant to the following events:

Next Equity Financing Conversion: Upon the Company's next equity financing of preferred shares with gross proceeds of at least $2,000,000, the outstanding principal and accrued but unpaid interest will automatically convert into shares of Standard Preferred Stock. The conversion price for the shares is determined as the lesser of 80% of the price at which the company's Stock is sold in the next financing (a 20% discount) or a price based on a $10,000,000 valuation of the company divided by its Fully Diluted Capitalization immediately prior to the financing and conversion.

Change of Control: In the event of a Change of Control, the Note may, at the option of the majority noteholders, convert into either Cash equal to 1.5 times the outstanding principal and accrued interest or Common Stock at a conversion price based on the valuation cap and Company Capitalization.

The convertible promissory notes meet the Variable-Share Obligations requirements for classification under ASC 480 and, as a result, are required to be classified as a liability and carried at amortized cost as the Company has not made an election pursuant to one of the fair value options provided within ASC 815 and ASC 825.

None of the convertible notes were converted as of December 31, 2024. The maturity date of the notes is December 31, 2025; therefore, the entire outstanding balance of the convertible notes has been classified as a current liability.

6.   FORWARD FINANCING

On October 25, 2023, the Company entered into a revenue-based financing loan with Shopify in the amount of $7,800. The loan has an interest rate of approximately 12.06%. The loans are due 303 days after it is funded. The estimated due date is August 23.

On November 27, 2024, the Company entered into another revenue-based financing loan with Shopify in the amount of $36,000. The loan has an interest rate of approximately 15.28%. The loans are due 311 days after it is funded. The estimated due date is October 04.

The outstanding balance as of December 31, 2024, and December 31, 2023, was $33,394 and $3,870, respectively.

7.   CAPITALIZATION AND EQUITY TRANSACTIONS

Class A Common Stock

The Company is authorized to issue 11,040,000 Class A Common Stock shares with a par value of $0.0001 per share. As of December 31, 2024, and December 31, 2023, 8,694,150 shares were issued and outstanding.

Class A common stocks issued under a forward stock split arrangement have a restriction on transferability, and the duration ranges from 2 to 4 years.

Each Holder of Class A Common Stock shall be entitled to one vote per share of Class A Common Stock.

Class B Common Stock

The Company is authorized to issue 960,000 Class B Common Stock shares with a par value of $0.0001 per share. As of December 31, 2024, and December 31, 2023, 657,056 and 0 shares were issued and outstanding. On January 8, 2025, subsequent to year end, the Company amended and restated its certificate of incorporation to increase the authorized class B stock from 960,000 to 1,960,000.

Each Holder of Class B Common Stock shall be non-voting, and holders thereof shall have no voting rights.

8.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2024, and December 31, 2023, consists of the following:

For the Year Ended December 31,	2024	2023
Net Operating Loss	$ 138,798	$ 114,662
Valuation Allowance	(138,798)	(114,662)
Net Provision For Income Tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2024, and December 31, 2023, are as follows:

As of December 31,	2024	2023
Net Operating Loss	$ 486,867	$ 348,070
Valuation Allowance	(486,867)	(348,070)
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, a full valuation allowance has been set against its net deferred tax assets as of December 31, 2024, and December 31, 2023. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2024, the Company had a federal cumulative net operating loss ("NOL") carryforward of $1,639,285. Utilization of some of the federal NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the consolidated financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority based on the technical merits of the position. As of December 31, 2024, and December 31, 2023, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2024, and December 31, 2023, the Company had no accrued interest and penalties related to uncertain tax positions.

9.   RELATED PARTY

In 2023, two of the company's shareholders entered into a convertible promissory notes arrangement totaling $80,000 carrying an interest rate of 8.00% per annum. The notes have the same conversion feature as discussed in Note 5 of these financial statements. The outstanding balance under these notes as of December 31, 2024, and 2023 is $80,000.

10.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or loss of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2024, and 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2024, through March 31, 2025, which is the date the consolidated financial statements were available to be issued.

On January 8, 2025, subsequent to year end, the Company amended and restated its Certificate of Incorporation to increase its authorized class B common stock from 960,000 shares to 1,960,000 shares.

On March 6, 2025, the Company closed is crowdfunding campaign with StartEngine as its registered platform, wherein the Company was offering common equity at $1.84 per share. From January 1, 2025, till the close of the campaign, the Company received gross proceeds of $265,000 from this offering.

On March 28, 2025, the Company issued a convertible note with principal amount of $100,000 to a certain investor. The note has a maturity date of December 31, 2025 and carries an interest rate of 8.00% per annum. The note has the same conversion features as discussed in Note 5 of these financial statements.

On March 31, 2025, the Company issued a convertible note with principal amount of $50,000 to a majority shareholder (a related party). The note has a maturity date of December 31, 2025 and carries an interest rate of 8.00% per annum. The note has the same conversion features as discussed in Note 5 of these financial statements.

There have been no other events or transactions during this time that would have a material effect on these consolidated financial statements.

12.   GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. For the year ended December 31, 2024, the Company had a net operating loss of $400,048, an operating cash flow loss of $802,408, and liquid assets in cash of $278,381, which is less than a year's worth of cash reserves as of December 31, 2024. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

CERTIFICATION

I, Cody Soodeen, Principal Executive Officer of Kara Water, Inc., hereby certify that the financial statements of Kara Water, Inc. included in this Report are true and complete in all material respects.

Cody Soodeen

Chief Executive Officer, Principal Accounting Officer, Director